Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT, Smart fortify network rollout in 2021”.

January 31, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT, Smart fortify network rollout in 2021”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 31, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT, Smart fortify network rollout in 2021”.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,510 As of December 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 31, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT, Smart fortify network rollout in 2021”.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/ s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 31, 2022

PLDT, Smart fortify network rollout in 2021

MANILA, 31st January 2022 - PLDT and its wireless arm Smart Communications, Inc. (Smart) have further expanded their fixed and mobile networks nationwide in 2021, powering hybrid workplaces and online learning, and enabling businesses to thrive in the new normal.

Ramping up efforts to reach more homes across the country in 2021, PLDT’s fiber footprint expanded by 73% from end 2020 to 743,700 kilometers, with homes passed at nearly 14 million.  This is significantly higher than 9 million homes passed at the end of 2020. In 2021, PLDT built 1.7 million ports in order to provide more homes with fiber connectivity, with 5.77 million ports to date, the largest number of ports in the Philippines.

Completing PLDT’s network are its robust and resilient domestic and international cable systems with unrivaled capacity of 55TB and 16TB, respectively.  These connect the different islands to each other, and the Philippines to the world.

Meanwhile, to support growing mobile data traffic, Smart has increased to 75,400 its total base stations nationwide as of end-December, supporting its 3G, 4G/LTE and 5G subscribers from Batanes to Tawi-Tawi. This includes around 7,200 5G base stations – the largest in the Philippines. With this development, Smart is well positioned to capture and support the growing 5G adoption in the country.

“Nearly two years into this pandemic, more activities continue to shift online. This requires us to be unrelenting with our network initiatives despite pandemic restrictions and natural disasters, such as the recent Super Typhoon Odette. Our network has, in turn, enabled more Filipinos to access the internet to stay connected to their families, keep their livelihoods and businesses, engage in online learning, and participate in e-commerce,” said Alfredo S. Panlilio, PLDT Inc and Smart Communications President and CEO.

Among those who have benefited from this network expansion was working student Brynne Timbal, who uses Smart’s mobile services to attend his online classes in Quezon City while at the same time working as a Cavite-based delivery rider. “My fellow riders have also said that their mobile signal in the cities of Imus, Dasmariñas, and Bacoor was strong, and that their carrier was Smart,” said Brynne. “I no longer worry about signal interruptions during deliveries.”

Meanwhile, for Odiongan Municipal Officer Dr. Ramer Ramos, fiber presence in their town enables online learning and businesses. “I thought of getting Home fiber so my kids can benefit from the connectivity for their schooling since it is fast and stable," he said, adding that the Municipality of Odiongan, Romblon plans to draw in investors and make their town a viable hub for business process outsourcing and call center companies, with fiber facilities already in place.

The accelerated deployment of LTE, 5G and fiber across the country is part of PLDT and Smart’s broader initiative to deliver world-class experience to their customers nationwide.

END

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino__
Name	:	MARILYN A. VICTORIO-AQUINO
Title	:	Corporate Secretary

January 31, 2022